Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021, and for the years and for the three-month periods ended December 31, 2022 and 2021

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021, and for the years and for the three-month periods ended December 31, 2022 and 2021

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2022 and 2021	3
•	Unaudited interim condensed consolidated statements of financial position as of December 31, 2022 and 2021	4
•	Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2022 and 2021	5
•	Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2022 and 2021	7
•	Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021, and for the years and for the three-month periods ended December 31, 2022 and 2021	9

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Revenue from contracts with customers	4	1,143,820	652,187	308,105	196,004
Cost of sales:
Operating costs	5.1	(133,385)	(107,123)	(36,113)	(30,311)
Crude oil stock fluctuation	5.2	(500)	(905)	4,722	(1,362)
Depreciation, depletion and amortization	12/13/14	(234,862)	(191,313)	(63,148)	(46,886)
Royalties		(144,837)	(86,241)	(39,410)	(25,858)

Gross profit		630,236	266,605	174,156	91,587

Selling expenses	6	(59,904)	(42,748)	(18,847)	(11,865)
General and administrative expenses	7	(63,826)	(45,858)	(19,615)	(14,764)
Exploration expenses	8	(736)	(561)	(169)	(124)
Other operating income	9.1	26,698	23,285	3,715	5,477
Other operating expenses	9.2	(3,321)	(4,214)	(715)	(2,317)
Reversal of impairment of long- lived assets	2.4.2	—	14,044	—	14,044

Operating profit		529,147	210,553	138,525	82,038

Interest income	10.1	809	65	425	23
Interest expense	10.2	(28,886)	(50,660)	(6,545)	(9,330)
Other financial income (expense)	10.3	(67,556)	(7,194)	(23,729)	(1,013)

Financial income (expense), net		(95,633)	(57,789)	(29,849)	(10,320)

Profit before income tax		433,514	152,764	108,676	71,718

Current income tax (expense) benefit	15	(92,089)	(62,419)	54,560	(15,162)
Deferred income tax (expense)	15	(71,890)	(39,695)	(87,732)	(21,001)

Income tax (expense)		(163,979)	(102,114)	(33,172)	(36,163)

Profit for the year / period, net		269,535	50,650	75,504	35,555

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to employee benefits	25	(4,181)	(4,513)	(974)	(1,463)
- Deferred income tax benefit	15	1,463	2,048	341	512

Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods, net of taxes		(2,718)	(2,465)	(633)	(951)

Total comprehensive profit for the year / period		266,817	48,185	74,871	34,604

Earnings per share
Basic (in US dollars per share)	11	3.068	0.574	0.861	0.402
Diluted (in US dollars per share)	11	2.755	0.543	0.762	0.374

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2022	As of December 31, 2021
Assets
Noncurrent assets
Property, plant and equipment	12	1,606,339	1,223,982
Goodwill	13	28,288	28,416
Other intangible assets	13	6,792	3,878
Right-of-use assets	14	26,228	26,454
Investments in associates		6,443	2,977
Trade and other receivables	16	15,864	20,210
Deferred income tax assets		335	2,771

Total noncurrent assets		1,690,289	1,308,688

Current assets
Inventories	18	12,899	13,961
Trade and other receivables	16	90,406	46,096
Cash, bank balances and other short-term investments	19	244,385	315,013

Total current assets		347,690	375,070

Total assets		2,037,979	1,683,758

Equity and liabilities
Equity
Capital stock	20.1	517,873	586,706
Other equity instruments	20.1	32,144	—
Legal reserve	20.2	2,603	—
Share-based payments		40,744	31,601
Share repurchase reserve	20.2	49,465	—
Other accumulated comprehensive income (losses)		(8,694)	(5,976)
Accumulated profit (losses)		209,925	(47,072)

Total equity		844,060	565,259

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		243,411	175,420
Lease liabilities	14	20,644	19,408
Provisions	21	31,668	29,657
Borrowings	17.1	477,601	447,751
Warrants	17.4	—	2,544
Employee benefits	25	12,251	7,822
Trade and other payables	24	—	50,159

Total noncurrent liabilities		785,575	732,761

Current liabilities
Provisions	21	2,848	2,880
Lease liabilities	14	8,550	7,666
Borrowings	17.1	71,731	163,222
Salaries and payroll taxes	22	25,120	17,491
Income tax liability		58,770	44,625
Other taxes and royalties	23	20,312	11,372
Trade and other payables	24	221,013	138,482

Total current liabilities		408,344	385,738

Total liabilities		1,193,919	1,118,499

Total equity and liabilities		2,037,979	1,683,758

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2022

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments		Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2021	586,706	—		—	31,601		—	(5,976)	(47,072)	565,259

Profit for the year	—	—		—	—		—	—	269,535	269,535
Other comprehensive income for the year	—	—		—	—		—	(2,718)	—	(2,718)

Total comprehensive income	—	—		—	—		—	(2,718)	269,535	266,817

Ordinary and Extraordinary General Shareholders’ meeting on April 26, 2022 (1):
Creation of legal reserve	—	—		1,255	—		—	—	(1,255)	—
Creation of share repurchase reserve	—	—		—	—		23,840	—	(23,840)	—
Board of Directors’ meeting on September 27, 2022 (1):
Reduction of capital stock	(39,530)	—		—	—		—	—	39,530	—
Warrant Holders’ meeting on October 4, 2022 (1):
Cashless exercises of warrant	—	32,144	(2)	—	—		—	—	—	32,144
Ordinary and General Shareholders’ meeting on December 7, 2022 (1):
Creation of legal reserve	—	—		1,348	—		—	—	(1,348)	—
Creation of share repurchase reserve	—	—		—	—		25,625	—	(25,625)	—
Share repurchase (1)	(29,304)	—		—	—		—	—	—	(29,304)
Share-based payments	1	—		—	9,143	(3)	—	—	—	9,144

Amounts as of December 31, 2022	517,873	32,144		2,603	40,744		49,465	(8,694)	209,925	844,060

(1)	See Note 20.
(2)	Including 32,894 of cashless exercise of warrant (Note 17.4.1.1). net of 750 related to expenses.
(3)	Including 16,576 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the year ended December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Capital stock	Share-based payments		Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2020	659,400	23,046		(3,511)	(170,417)	508,518

Profit for the year	—	—		—	50,650	50,650
Other comprehensive income for the year	—	—		(2,465)	—	(2,465)

Total comprehensive income	—	—		(2,465)	50,650	48,185

Ordinary and General Shareholders’ meeting on December 14, 2021 (1):
Reduction of capital stock	(72,695)	—		—	72,695	—
Share-based payments	1	8,555	(2)	—	—	8,556

Amounts as of December 31, 2021	586,706	31,601		(5,976)	(47,072)	565,259

(1)	See Note 20.
(2)	Including 10,592 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Cash flows from operating activities:
Profit for the year / period, net		269,535	50,650	75,504	35,555
Adjustments to reconcile net cash flows
Items related to operating activities:
(Reversal of) allowance for expected credit losses	6	(36)	406	—	406
Net changes in foreign exchange rate	10.3	(33,263)	(14,328)	6,597	(3,587)
Discount for well plugging and abandonment	10.3	2,444	2,546	619	738
Net increase in provisions	9.2	2,790	1,930	715	698
Interest expense on lease liabilities	10.3	1,925	1,079	360	324
Discount of assets and liabilities at present value	10.3	2,561	2,300	(2,229)	4,958
Share-based payments	7	16,576	10,592	4,800	2,494
Employee benefits	25	502	247	143	84
Income tax expense	15	163,979	102,114	33,172	36,163
Items related to investing activities:
Depreciation and depletion	12/14	231,746	187,858	62,376	46,076
Amortization of intangible assets	13	3,116	3,455	772	810
(Reversal) of impairment of long-lived assets	2.4.2	—	(14,044)	—	(14,044)
Interest income	10.1	(809)	(65)	(425)	(23)
Gain from farmout agreement	9.1	(18,218)	(9,050)	—	(4,525)
Changes in the fair value of financial assets	10.3	17,599	(5,061)	(528)	1,198
Gain from assets disposal	9.1	—	(9,999)	—	—
Items related to financing activities:
Interest expense	10.2	28,886	50,660	6,545	9,330
Changes in the fair value of warrants	10.3	30,350	2,182	7,762	(7,096)
Amortized cost	10.3	2,365	4,164	827	630
Remeasurement in borrowings	10.3	52,817	19,163	15,148	7,144
Other financial results	10.3	2,515	—	2,515	—
Changes in working capital:
Trade and other receivables		(46,272)	7,475	9,696	18,706
Inventories	5.2	500	905	(4,722)	1,362
Trade and other payables		40,183	16,209	18,978	(2,528)
Payments of employee benefits	25	(254)	(399)	(68)	(64)
Salaries and payroll taxes		2,877	3,929	5,289	4,480
Other taxes and royalties		(8,024)	(7,311)	(15,569)	1,926
Provisions		(2,265)	(1,918)	(510)	(1,501)
Income tax payment		(74,354)	(4,296)	(12,397)	(866)

Net cash flows provided by operating activities		689,771	401,393	215,370	138,848

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(479,361)	(321,286)	(148,613)	(79,656)
Payments for the acquisition of AFBN assets	1.2.1	(115,000)	—	(6,250)	—
Payments received from farmout agreement	9.1	20,000	10,000	—	5,000
Payments for acquisitions of other intangible assets	13	(6,030)	(1,611)	(3,374)	(502)
Proceeds from disposal of oil and gas properties (1)		—	14,150	—	—
Payments for acquisitions of investments in associates		(3,466)	(2,977)	(744)	(900)
Cash received by AFBN assets acquisition (2)		—	6,203	—	—
Interest received	10.1	809	65	425	23
Proceeds from disposal of other financial assets		336	—	336	—

Net cash flows (used in) investing activities		(582,712)	(295,456)	(158,220)	(76,035)

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Cash flows from financing activities:
Proceeds from borrowings	17.2	128,788	358,093	52,618	—
Payment of borrowings cost	17.2	(1,670)	(3,326)	(1,086)	—
Payment of borrowings principal	17.2	(195,091)	(284,695)	(30,096)	(1,593)
Payment of borrowings interest	17.2	(34,430)	(54,636)	(4,238)	(3,748)
Payment of lease	14	(11,494)	(8,911)	(2,892)	(2,788)
Share repurchase	20.1	(29,304)	—	(5,500)	—

Net cash flow (used in) provided by financing activities		(143,201)	6,525	8,806	(8,129)

Net (decrease) increase in cash and cash equivalents		(36,142)	112,462	65,956	54,684
Cash and cash equivalents at beginning of year /period	19	311,217	201,314	180,793	261,424
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		(33,119)	(2,559)	(4,793)	(4,891)
Net (decrease) increase in cash and cash equivalents		(36,142)	112,462	65,956	54,684

Cash and cash equivalents at end of year / period	19	241,956	311,217	241,956	311,217

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in trade and other payables		138,543	80,321	138,543	80,321
Changes in well plugging and abandonment with an impact in property, plant and equipment	12	(713)	2,112	3,433	3,899
AFBN assets acquisition (2)		—	69,693	—	—
Acquisition of Mexico’s exploration assets (3)		—	6,174	—	—
Disposal of Mexico’s exploration assets (3)		—	(5,126)	—	—

(1)

Including 15,000 received from the transfer of the working interest in the Coirón Amargo Sur Oeste concession (“CASO”) net of 850 payments related to Mexico exploratory assets transfer. (See Note 1.3 and 1.4 to the annual consolidated financial statements as of December 31, 2021).

(2)

Related to acquisition of 50% non-operating working interest in the unconventional concessions of Aguada Federal and Bandurria Norte. (See Note 1.5 and 13 to the annual consolidated financial statements as of December 31, 2021).

(3)

Related to transfer of assets in Mexico to increase working interest to 100% in the CS-01 operated area (See Note 1.4, 13 and 14 to the annual consolidated financial statements as of December 31, 2021).

Notes 1 through 29 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on February 23, 2023.

Other than mentioned in Note 1.2 there were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2021.

1.2 Significant transactions for the period

1.2.1 Acquisition of 50% of operated working interest in the unconventional concessions of Aguada Federal and Bandurria Norte in Vaca Muerta (“acquisition of AFBN assets”)

On January 17, 2022, the Company, through its subsidiary Vista Energy Argentina S.A.U, formerly known as Vista Oil & Gas Argentina S.A.U (“Vista Argentina”), acquired a 50% operated working interest in the Aguada Federal and Bandurria Norte concessions (“the Assets”), from Wintershall DEA Argentina S.A. (“Wintershall”).

Vista agreed to pay a purchase price of 140,000, of which 90,000 was paid on the date of the transaction, and the remaining 50,000 will be payable in 8 (eight) equal quarterly instalments starting on April 2022. During the year ended December 31, 2022, Vista paid to Wintershall, 4 (four) equal instalments of 6,250, and the liabilities related to such transaction stand at 23,880, recognized at present value (see Note 24).

As result of this transaction, Vista recognized an addition of 68,743 in “Property, plant and equipment” (see Note 12), and the transaction effectively cancels the carry consideration of 77,000 the Company had assumed on September 16, 2021.

The effective date of the transaction was January 1, 2022. On September 14, 2022, the Province of Neuquén issued Presidential Decrees No. 1,851/22 and No. 1,852/22 approving the assignment by Wintershall to Vista Argentina of the assets located in the Bandurria Norte and Aguada Federal areas, respectively.

1.2.2 Joint investment agreement (“farmout agreement II”) signed with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste area

On October 11, 2022, the Company, through its subsidiary Vista Argentina entered into a second farmout agreement with Trafigura, whereby it undertook to develop 3 (three) pads in Bajada del Palo Oeste area.

By virtue of the farmout agreement II, a joint venture was established and Trafigura was entitled to contractual rights for 25% of hydrocarbon output in the pads under the agreement and bear 25% of investment costs, as well as royalties and direct taxes. As part of the farmout agreement II, Trafigura agreed to pay to Vista Argentina 1,700 for each tied-in well (equivalent to 6,800 for a 4-well pad). As of December 31, 2022, no wells have been connected

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Vista Argentina maintains the operation in Bajada del Palo Oeste and 100% of the ownership. It also maintains its rights over 75% of hydrocarbon output in relation to the pads included in the farmout agreement II, and bear 75% of investment costs, as well as royalties, direct taxes and remainder operating and midstream costs.

The effective date of the transaction was October 1, 2022.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation

The unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021, and for the years and for the three-month periods ended December 31, 2022 and 2021 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of December 31, 2022, and the results of operations for the year ended December 31, 2022. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2021.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2021.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. Other than the transactions mentioned in Note 1.2 there were no changes in interest in Company subsidiaries during the year ended December 31, 2022.

2.4 Summary of significant accounting policies

2.4.1 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to meet expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage risk.

Considering the macroeconomic context, the result of operations and the Group’s cash position, as of December 31, 2022 and 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and nonfinancial assets other than goodwill

Nonfinancial assets, including identifiable intangible assets, are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). To such end, oil and gas properties in Argentina were grouped into 3 (three) CGUs: (i) operated concessions of conventional oil and gas exploration and production; (ii) operated concessions of unconventional oil and gas exploration and production; and (iii) non-operating concessions of conventional oil and gas exploration and production. The Company also identified just 1 (one) CGU in Mexico: (i) operated concessions of conventional oil and gas exploration and production.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

As of December 31, 2021, the Company recognized a reversal for 14,044 related to the CGU of operated concessions of conventional oil and gas exploration and production in Mexico, mainly driven by an increase in estimated recoverable volumes and an increase in oil and prices.

As of December 31, 2022 the Company did not identify indications of impairment related with goodwill and nonfinancial assets other than goodwill.

Main assumptions used

The Company’s calculation of the value in use related to the aforementioned CGUs is more sensitive to the following assumptions:

	As of December 31, 2022		As of December 31, 2021
	Argentina	Mexico	Argentina	Mexico
Discount rates (after taxes)	11.9%	7.9%	10.4%	6.1%
Discount rates (before taxes)	18.7%	11.6%	16.6%	10.0%
Prices of crude oil, Liquefied Petroleum Gas (“LPG”) and natural gas
Crude oil (USD/bbl.) (1)
2022	—	—	73.0	65.8
2023	80.3	72.2	70.1	63.0
2024	92.8	88.3	70.5	63.5
2025	84.0	79.9	65.9	58.9
As from 2026	79.3	78.3	64.6	58.9
Natural gas - local prices (USD/MMBTU) (2)
As from	3.9	3.0	3.3	3.0
LPG – local prices (USD/tn.)
As from	250.4	—	300	—

(1)	The prices correspond to Brent and Maya, for Argentina and Mexico, respectively.
(2)	Millions of British Themal Unit (“MMBTU”).

2.5 Regulatory framework

A-	Argentina

2.5.1 Gas market

2.5.1.1 Argentine promotion plan to stimulate natural gas production: 2020-2024 supply and demand system (“Gas IV Plan”)

On November 13, 2020, through Presidential Decree No. 892/2020, the Argentine Executive approved Gas IV Plan, whereby it declared that the promotion of natural gas production is both a matter of public interest and a priority.

Moreover, through Presidential Decree No. 730/2022 of November 3, 2022, the Argentine government replaced Presidential Decree No. 892/2020, thus extending the term of the Gas IV Plan through December 31, 2028.

On December 15, 2020, through Resolution No. 391/2020, the Department of Energy awarded volumes and prices, for which the Company entered into agreements with Compañía Administradora del Mercado Mayorista Eléctrico SA (“CAMMESA”), Integración Energética Argentina S.A (“IEASA”) and other distribution licensees or subdistributors to supply natural gas for electric power generation and residential consumption, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company, through its subsidiary Vista Argentina, was awarded a base volume of 0.86 Mcm/day at an average price of 3.29 USD/MMBTU for a four-year period as from January 1, 2021, which was extended through December 31, 2028, by Resolution No. 860/2022 of December 22, 2022.

In 2022, the Company was granted a permit by the Department of Energy to export natural gas to Chile according to the following volumes:

(i)	0.15 Mcm/day for the period elapsed from January through April 2022;

(ii)	a variable volume for May through September 2022, and

(iii)	0.45 Mcm/day for the period elapsed from October 2022 through April 2023.

The Company exported a total of 51.4 Mcm to Chile during the year ended December 31, 2022.

For the years ended December 31, 2022 and 2021, the Company received a net amount of 3,149 and 3,660, respectively.

As of December 31, 2022 and 2021, the receivables related to such plan stand at 3,772 and 1,729, respectively (see Note 16).

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the year ended December 31, 2022 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2021).

B-	Mexico

There have been no significant changes in Mexico’s regulatory framework during the year ended December 31, 2022 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2021).

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and LPG (including E&P commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the years ended December 31, 2022 and 2021, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of December 31, 2022	As of December 31, 2021
Argentina	1,638,973	1,260,851
Mexico	51,316	47,837

Total noncurrent assets	1,690,289	1,308,688

Note 4. Revenue from contracts with customers

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Goods sold	1,143,820	652,187	308,105	196,004

Total revenue from contracts with customers	1,143,820	652,187	308,105	196,004

Recognized at a point in time	1,143,820	652,187	308,105	196,004

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

4.1 Information broken down by revenue from contracts with customers

Type of products	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Revenues from crude oil sales	1,067,997	593,060	285,365	182,088
Revenues from natural gas sales	70,237	54,301	21,171	12,244
Revenues from LPG sales	5,586	4,826	1,569	1,672

Total revenue from contracts with customers	1,143,820	652,187	308,105	196,004

Distribution channels	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Exports from crude oil	559,563	182,156	159,864	70,545
Refineries	508,434	410,904	125,501	111,543
Industries	20,093	17,320	6,421	4,291
Retail natural gas distribution companies	18,829	18,351	2,599	2,736
Natural gas for electric power generation	16,210	18,461	1,323	5,048
Exports from natural gas	15,105	169	10,828	169
LPG sales	5,586	4,826	1,569	1,672

Total revenue from contracts with customers	1,143,820	652,187	308,105	196,004

Note 5. Cost of sales

5.1 Operating costs

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Fees and compensation for services	66,155	53,024	18,349	13,176
Salaries and payroll taxes	22,344	16,591	6,545	5,729
Consumption of materials and spare parts	16,824	15,912	3,672	5,283
Easements and fees	11,427	9,572	2,295	2,561
Employee benefits	6,481	4,877	2,063	1,437
Transport	5,963	3,274	2,058	1,069
Other	4,191	3,873	1,131	1,056

Total operating costs	133,385	107,123	36,113	30,311

5.2 Crude oil stock fluctuation

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Crude oil stock at beginning of year / period (Note18)	5,222	6,127	—	6,584
Less: Crude oil stock at end of year / period (Note 18)	(4,722)	(5,222)	(4,722)	(5,222)

Total crude oil stock fluctuation	500	905	(4,722)	1,362

Note 6. Selling expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Transport	28,686	19,554	11,745	5,509
Taxes, rates and contributions	16,522	13,921	4,008	3,427
Tax on bank account transactions	9,595	6,061	2,637	1,592
Fees and compensation for services	5,137	2,806	457	931
(Reversal of) allowances for expected credit losses	(36)	406	—	406

Total selling expenses	59,904	42,748	18,847	11,865

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Salaries and payroll taxes	27,178	20,242	7,830	6,187
Share-based payments	16,576	10,592	4,800	2,494
Fees and compensation for services	9,848	7,412	2,728	2,700
Employee benefits	3,360	2,124	1,147	647
Institutional promotion and advertising	2,066	2,237	710	1,014
Taxes, rates and contributions	1,859	1,311	1,045	925
Other	2,939	1,940	1,355	797

Total general and administrative expenses	63,826	45,858	19,615	14,764

Note 8. Exploration expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Geological and geophysical expenses	736	561	169	124

Total exploration expenses	736	561	169	124

Note 9. Other operating income and expenses

9.1 Other operating income

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Gain from farmout agreement (1)	18,218	9,050	—	4,525
Other services charges (2)	8,480	4,236	3,715	952
Gain from assets disposal (3)	—	9,999	—	—

Total other operating income	26,698	23,285	3,715	5,477

(1)

For the years ended December 31, 2022 and 2021, including 20,000 and 10,000 of payments received by Trafigura, related to the farmout agreement celebrated on June 28, 2021 (“farmout agreement I”), net of disposals of oil and gas properties and goodwill for 1,654 and 882, and 128 and 68, respectively. See Note 12 and 13. (See Note 1.2 to the Company’s annual consolidated financial statements as of December 31, 2021).

(2)	Services not directly related to the Company’s main activity.
(3)

For the year ended December 31, 2021 including: (i) 9,788 related to the transfer of the working interest in CASO; (ii) 198 related to Mexico exploratory assets transfer and; (iii) 13 related to the expiration of Sur Rio Deseado Este exploitation concession. (See Note 1.3, 1.4 and 30.3.9 to the annual consolidated financial statements as of December 31, 2021).

9.2 Other operating expenses

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Provision for environmental remediation (1)	(2,133)	(1,029)	(702)	(454)
Restructuring and reorganization expenses (2)	(531)	(2,284)	—	(1,619)
Provision for contingencies (1)	(379)	(652)	(77)	(278)
Provision for materials and spare parts obsolescence (1)	(278)	(249)	64	34

Total other operating expenses	(3,321)	(4,214)	(715)	(2,317)

(1)	These transactions did not generate cash flows.
(2)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Financial income (expense), net

10.1 Interest income

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Financial interest	809	65	425	23

Total interest income	809	65	425	23

10.2 Interest expense

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Borrowings interest (Note 17.2)	(28,886)	(50,660)	(6,545)	(9,330)

Total interest expense	(28,886)	(50,660)	(6,545)	(9,330)

10.3 Other financial income (expense)

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Amortized cost (Note 17.2)	(2,365)	(4,164)	(827)	(630)
Changes in the fair value of warrants (Note 17.4.1.1)	(30,350)	(2,182)	(7,762)	7,096
Net changes in foreign exchange rate	33,263	14,328	(6,597)	3,587
Discount of assets and liabilities at present value	(2,561)	(2,300)	2,229	(4,958)
Changes in the fair value of financial assets	(17,599)	5,061	528	(1,198)
Interest expense on lease liabilities (Note 14)	(1,925)	(1,079)	(360)	(324)
Discount for well plugging and abandonment	(2,444)	(2,546)	(619)	(738)
Remeasurement in borrowings (1)	(52,817)	(19,163)	(15,148)	(7,144)
Other (2)	9,242	4,851	4,827	3,296

Total other financial income (expense)	(67,556)	(7,194)	(23,729)	(1,013)

(1)	Related to borrowings in purchasing value units (“UVA”, by Spanish acronym) adjusted by the benchmark stabilization coefficient (“CER”, by its Spanish acronym). See Note 17.2.
(2)	Including 2,515 from loss for negotiable obligations (“ON” by its Spanish acronym) swapping. See Notes 17.1 and 17.2.

Note 11. Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year / period.

b)	Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the year / period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Profit for the year / period, net	269,535	50,650	75,504	35,555
Weighted average number of ordinary shares	87,862,531	88,242,621	87,664,094	88,473,206

Basic earnings per share	3.068	0.574	0.861	0.402

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Profit for the year / period, net	269,535	50,650	75,504	35,555
Weighted average number of ordinary shares	97,830,538	93,273,978	99,147,328	95,190,469

Diluted earnings per share	2.755	0.543	0.762	0.374

As of December 31, 2022, the Company holds the following ordinary shares that, on the date of this unaudited interim condensed consolidated financial statements, are currently out of the money. Consequently, they are not included in the weighted average number of ordinary shares to calculate diluted earnings per share: (i) 4,854,408 Series A shares to be used in the Long-Term Incentive Plan (“LTIP”).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

The changes in property, plant and equipment for the year ended December 31, 2022 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties		Production wells and facilities		Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2021	2,709	23,070	446,291		1,174,699		91,245	27,796	1,765,810
Additions	8,550	285	—		—		433,942	97,243	540,020
Transfers	—	20,171	—		433,909		(371,239)	(82,841)	—
Disposals	(465)	(4)	(1,870)	(1)	(713	) (2)	—	(240)	(3,292)
Incorporation for the acquisition of AFBN assets	—	—	68,743	(3)	—		—	—	68,743

Amounts as of December 31, 2022	10,794	43,522	513,164		1,607,895		153,948	41,958	2,371,281

Accumulated depreciation
Amounts as of December 31, 2021	(294)	(10,834)	(53,623)		(477,077)		—	—	(541,828)
Depreciation	(17)	(4,756)	(14,540)		(204,031)		—	—	(223,344)
Disposals	11	3	216	(1)	—		—	—	230

Amounts as of December 31, 2022	(300)	(15,587)	(67,947)		(681,108)		—	—	(764,942)

Net value
Amounts as of December 31, 2022	10,494	27,935	445,217		926,787		153,948	41,958	1,606,339

Amounts as of December 31, 2021	2,415	12,236	392,668		697,622		91,245	27,796	1,223,982

(1)	See Note 9.1.
(2)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(3)	See Note 1.2.1.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the year ended December 31, 2022:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2021	28,416	12,216
Additions	—	6,030
Disposals (1)	(128)	—

Amounts as of December 31, 2022	28,288	18,246

Accumulated amortization
Amounts as of December 31, 2021	—	(8,338)
Amortization	—	(3,116)

Amounts as of December 31, 2022	—	(11,454)

Net value
Amounts as of December 31, 2022	28,288	6,792

Amounts as of December 31, 2021	28,416	3,878

(1)	See Note 9.1.

Note 14. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the year ended December 31 2022, are detailed below:

	Right-of-use assets			Total lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2021	1,211	25,243	26,454	(27,074)

Additions	—	449	449	(449)
Re-estimations	348	9,206	9,554	(9,554)
Depreciation (1)	(573)	(9,656)	(10,229)	—
Payments	—	—	—	11,494
Interest expense (2)	—	—	—	(3,611)

Amounts as of December 31, 2022	986	25,242	26,228	(29,194)

(1)	Including the depreciation of drilling services capitalized as “Works in progress” for 1,827.
(2)	Including drilling agreements capitalized as “Works in progress” for 1,686.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 118 and 152 for the years ended December 31, 2022 and 2021, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 15. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Income tax
Current income tax	(92,089)	(62,419)	54,560	(15,162)
Deferred income tax	(71,890)	(39,695)	(87,732)	(21,001)

Income tax (expense) disclosed in the statement of profit or loss	(163,979)	(102,114)	(33,172)	(36,163)

Deferred income tax charged to other comprehensive income	1,463	2,048	341	512

Total income tax (expense)	(162,516)	(100,066)	(32,831)	(35,651)

For the year ended December 31, 2022, the Company’s effective rate was 38%. The significant differences between the effective and statutory rate include (i) the application of the tax adjustment for inflation in Argentina (See Note 28); (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; and (iii) the accumulative tax losses not recognized in the period. (See Note 33.1 to the annual consolidated financial statements as of December 31, 2021).

Note 16. Trade and other receivables

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Prepayments and other receivables	13,630	15,236
Value added tax (“VAT”)	940	4,010
Turnover tax	493	765

	15,063	20,011
Financial assets:
Loans to employees	801	199

	801	199

Total noncurrent trade and other receivables	15,864	20,210

	As of December 31, 2022	As of December 31, 2021
Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	38,978	25,224

	38,978	25,224

Other receivables:
Prepayments, tax credits and other:
VAT	22,939	9,131
Prepaid expenses	13,864	3,633
Income tax	2,921	860
Turnover tax	634	42

	40,358	13,666

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Financial assets:
Receivables from joint operations	3,854	2,286
Gas IV Plan (Note 2.5.1.1)	3,772	1,729
Accounts receivable from third parties	2,172	2,025
LPG price stability program	574	293
Advances to directors and loans to employees	444	491
Other	254	382

	11,070	7,206

Other receivables	51,428	20,872

Total current trade and other receivables	90,406	46,096

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

As of December 31, 2022, in general, accounts receivable has a 15-day term for sales of oil and a 50-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses of 100% against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of December 31, 2022 and 2021 an allowance for expected credit losses was recorded for 231 and 406 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Borrowings	477,601	447,751

Total noncurrent	477,601	447,751

Current
Borrowings	71,731	163,222

Total current	71,731	163,222

Total Borrowings	549,332	610,973

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of December 31, 2022	As of December 31, 2021
Fixed interest
Less than 1 year	48,588	109,016
From 1 to 2 years	154,895	112,860
From 2 to 5 years	232,279	214,491
Over 5 years	65,427	75,468

Total	501,189	511,835

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Variable interest
Less than 1 year	23,143	54,206
From 1 to 2 years	—	44,932
From 2 to 5 years	25,000	—
Over 5 years	—	—

Total	48,143	99,138

Total Borrowings	549,332	610,973

See Note 17.4 for information on the fair value of the borrowings.

The carrying amount of borrowings as of December 31, 2022 and 2021 of the Company through its subsidiary Vista Argentina, is as follows:

Company	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of December 31, 2022		As of December 31, 2021
Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA	July, 2018	USD	150,000	Variable	LIBOR + 4.50%	July, 2023	69,121	(1)	184,581
			150,000	Fixed	8.00%
Banco BBVA S.A.	July, 2019	USD	15,000	Fixed	9.40%	July, 2022	—		5,081
Santander International	January, 2021	USD	11,700	Fixed	1.80%	January, 2026	68	(1) (2)	137	(2)
Santander International	July, 2021	USD	43,500	Fixed	2.05%	July, 2026	79	(1) (2)	60	(2)
Santander International	January, 2022	USD	13,500	Fixed	2.45%	January, 2027	28	(1) (2)	—
ConocoPhillips Petroleum Holding B.V.	January, 2022	USD	25,000	Variable	LIBOR + 2.00%	September, 2026	25,594	(1)	—
Bolsas y Mercados Argentinos S.A.	December, 2021	ARS	917,892	Fixed	32.00%	March, 2022	—		3,191	(3)

Total							94,890		193,050

(1)	See Note 29.
(2)	The carrying amount is related to interest, and the principal is collateralized.
(3)	Net amount of 6,793 from short-term investments granted as securities.

Moreover, Vista Argentina issued nonconvertible debt securities, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV” by its Spanish acronym). The following chart shows the carrying amount of ON as of December 31, 2022 and 2021:

Company	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2022		As of December 31, 2021
ON II	August, 2019	USD	50,000		Fixed	8.50%	August, 2022	—		50,492
ON III	February, 2020	USD	50,000	(2)	Fixed	3.50%	February, 2024	9,607	(1)	50,316
ON IV	August, 2020	ARS	725,650		Variable	Badlar + 1.37%	February, 2022	—		7,427
ON V	August, 2020	USD	20,000	(3)	Fixed	0.00%	August, 2023	—		19,869
	December, 2020	USD	10,000	(3)	Fixed	0.00%	August, 2023	—		9,931
ON VI	December, 2020	USD	10,000		Fixed	3.24%	December, 2024	9,968		9,940

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Company	Execution date	Currency	Principal		Interest	Annual rate	Maturity date	As of December 31, 2022	As of December 31, 2021
ON VII	March, 2021	USD	42,371		Fixed	4.25%	March, 2024	42,200	41,970
ON VIII	March, 2021	ARS	3,054,537	(4)	Fixed	2.73%	September, 2024	45,185	40,888
ON IX	June, 2021	USD	38,787	(3)	Fixed	4.00%	June, 2023	—	38,551
ON X	June, 2021	ARS	3,104,063	(4)	Fixed	4.00%	March, 2025	40,765	36,891
ON XI	August, 2021	USD	9,230		Fixed	3.48%	August, 2025	9,214	9,196
ON XII	August, 2021	USD	100,769		Fixed	5.85%	August, 2031	102,504	102,452
ON XIII	June, 2022	USD	43,500		Fixed	6.00%	August, 2024	43,211	—
ON XIV	November, 2022	USD	40,511	(2)	Fixed	6.25%	November, 2025	36,408	—
ON XV	December, 2022	USD	13,500		Fixed	4.00%	January, 2025	13,413	—
ON XVI	December, 2022	USD	63,450	(3)	Fixed	0.00%	June, 2026	63,079	—
ON XVII	December, 2022	USD	39,118		Fixed	0.00%	December, 2026	38,888	—

Total								454,442	417,923

Total Borrowings								549,332	610,973

(1)	See Note 29.
(2)

On November 10, 2022, the Company settled in part ON III by issuing ON XIV for 40,511, net of 4,135 of treasury stock, which generated no cash flows. As of December 31, 2022 the carrying amount related to ON III include 118 of interest.

(3)

On December 6, 2022, the Company settled ON V and IX for a total amount of 68,787, out of which: i) 60,935 issued ON XVI and; ii) 7,852 are related to the payment of principal remaining. Therefore, the Company issued ON XVI for a total amount of 63,450, out which: i) 60,935 are related to the swap mentioned above and; ii) 2,515 related to the loss from the issuance (see Note 10.3).

(4)	Amount in UVA, adjusted by CER (see Note 10.3).

Under the aforementioned program, Vista Argentina may list and issue debt securities in Argentina for a total principal up to 800,000 or its equivalent in other currencies at any time.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of December 31, 2022	As of December 31, 2021
Amounts at beginning of year	610,973	539,786
Proceeds from borrowings (1)	228,614	361,203
Borrowings interest (2) (Note 10.2)	28,886	50,660
Payment of borrowings cost	(1,670)	(3,326)
Payment of borrowings interest	(34,430)	(54,636)
Payment of borrowings principal (1)	(294,917)	(284,695)
Amortized cost (2) (Note 10.3)	2,365	4,164
Remeasurement in borrowings (2) (Note 10.3)	52,817	19,163
Changes in foreign exchange rate (2)	(45,821)	(21,346)
Other financial expense (2) (Note 10.3)	2,515	—

Amounts at end of year	549,332	610,973

(1)

As of December 31. 2022, borrowings received and principal payments include 99,826 related to the ON swapping mentioned in note 17.1. As of December 31, 2021, including 358,093 from borrowings received and 3,110 from the release of government bonds granted as security of prior Borrowings. These transactions did not generate cash flows.

(2)	These transactions did not generate cash flows.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of December 31, 2022	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Plan assets (Note 25)	1,055	5,703	6,758
Trade and other receivables (Note 16)	801	—	801

Total noncurrent financial assets	1,856	5,703	7,559

Cash, bank balances and other short-term investments (Note 19)	41,516	202,869	244,385
Trade and other receivables (Note 16)	50,048	—	50,048

Total current financial assets	91,564	202,869	294,433

Liabilities
Borrowings (Note 17.1)	477,601	—	477,601
Lease liabilities (Note 14)	20,644	—	20,644

Total noncurrent financial liabilities	498,245	—	498,245

Borrowings (Note 17.1)	71,731	—	71,731
Trade and other payables (Note 24)	221,013	—	221,013
Lease liabilities (Note 14)	8,550	—	8,550

Total current financial liabilities	301,294	—	301,294

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021	Financial assets / liabilities at amortized cost	Financial assets / liabilities FVTPL	Total financial assets / liabilities
Assets
Plan assets (Note 25)	7,594	—	7,594
Trade and other receivables (Note 16)	199	—	199

Total noncurrent financial assets	7,793	—	7,793

Cash, bank balances and other short-term investments (Note 19)	185,546	129,467	315,013
Trade and other receivables (Note 16)	32,430	—	32,430

Total current financial assets	217,976	129,467	347,443

Liabilities
Borrowings (Note 17.1)	447,751	—	447,751
Trade and other payables (Note 24)	50,159	—	50,159
Warrants (Note 17.4.1.1)	—	2,544	2,544
Lease liabilities (Note 14)	19,408	—	19,408

Total noncurrent financial liabilities	517,318	2,544	519,862

Borrowings (Note 17.1)	163,222	—	163,222
Trade and other payables (Note 24)	138,482	—	138,482
Lease liabilities (Note 14)	7,666	—	7,666

Total current financial liabilities	309,370	—	309,370

Below are income, expenses, profit, or loss from each financial instrument:

For the year ended December 31, 2022:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at FVTPL	Total financial assets / liabilities
Interest income (Note 10.1)	809	—	809
Interest expense (Note 10.2)	(28,886)	—	(28,886)
Amortized cost (Note 10.3)	(2,365)	—	(2,365)
Changes in the fair value of warrants (Note 10.3)	—	(30,350)	(30,350)
Net changes in foreign exchange rate (Note 10.3)	33,263	—	33,263
Discount of assets and liabilities at present value (Note 10.3)	(2,561)	—	(2,561)
Changes in the fair value of financial assets (Note 10.3)	—	(17,599)	(17,599)
Interest expense on lease liabilities (Note 10.3)	(1,925)	—	(1,925)
Discount for well plugging and abandonment (Note 10.3)	(2,444)	—	(2,444)
Remeasurement in borrowings (Note 10.3)	(52,817)	—	(52,817)
Other (Note 10.3)	9,242	—	9,242

Total	(47,684)	(47,949)	(95,633)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the year ended December 31, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total financial assets / liabilities
Interest income (Note 10.1)	65	—	65
Interest expense (Note 10.2)	(50,660)	—	(50,660)
Amortized cost (Note 10.3)	(4,164)	—	(4,164)
Changes in the fair value of warrants (Note 10.3)	—	(2,182)	(2,182)
Net changes in foreign exchange rate (Note 10.3)	14,328	—	14,328
Discount of assets and liabilities at present value (Note 10.3)	(2,300)	—	(2,300)
Changes in the fair value of financial assets (Note 10.3)	—	5,061	5,061
Interest expense on lease liabilities (Note 10.3)	(1,079)	—	(1,079)
Discount for well plugging and abandonment (Note 10.3)	(2,546)	—	(2,546)
Remeasurement in borrowings (Note 10.3)	(19,163)	—	(19,163)
Other (Note 10.3)	4,851	—	4,851

Total	(60,668)	2,879	(57,789)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2022 and 2021:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	202,869	—	—	202,869
Plan assets	5,703	—	—	5,703

Total assets	208,572	—	—	208,572

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	129,467	—	—	129,467

Total assets	129,467	—	—	129,467

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	2,544	2,544

Total liabilities	—	—	2,544	2,544

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2021, through December 31, 2022.

17.4.1.1 Warrants

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Warrants	—	2,544

Total noncurrent	—	2,544

On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” - the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned. As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. Thus, as of December 31, 2022, a total of 2,038,643 Series A shares were issued (For further information see Note 29). They have no nominal value.

As of October 4, 2022, the liability for warrants was settled for 32,894, an amount equal to the 3,215,483 series “A” shares and was recognized under “Other equity instruments” (See Note 20).

Reconciliation of level 3 measurements at fair value:

	As of December 31, 2022	As of December 31, 2021
Warrants liability amount at beginning of year:	2,544	362
Loss from changes in the fair value of warrants (Note 10.3)	30,350	2,182
Other equity instruments	(32,894)	—

Amount at end of year	—	2,544

The fair value of warrants was determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of warrants was based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life was based on the contractual terms.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

As of December 31, 2022	Carrying amount	Fair value	Level
Liabilities
Borrowings	549,332	459,122	2

Total liabilities	549,332	459,122

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2021, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of December 31, 2022 and 2021, the Company performed foreign exchange currency hedge transactions, and the impact in the results of the year is recognized in “Other financial income (expense)”.

Most Company sales are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the years ended December 31, 2022 and 2021, ARS depreciated by about 72 % and 22%, respectively.

The following chart shows the sensitivity to a reasonable change in the exchange rates of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

As of December 31, 2022
Changes in interest rates in Argentine pesos	+/- 78%
Effect on profit or loss	(57,193) / 57,193
Effect on equity	(57,193) / 57,193

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Interest rate risk

For the years ended December 31, 2022 and 2021, the average interest rate was 57 % and 40%, respectively.

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of December 31, 2022 and 2021, about 9% and 16% of indebtedness was subject to variable interest rates. For the years ended December, 31 2022 and 2021, the variable interest rate of loans denominated in USD stood at 4.55% and 4.81%, respectively, and it amounted to 36.31% and 35.55%, respectively, for loans denominated in ARS.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the years ended December 31, 2022 and 2021, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of December 31, 2022	As of December 31, 2021
Materials and spare parts	8,177	8,739
Crude oil stock (Note 5.2)	4,722	5,222

Total	12,899	13,961

Note 19. Cash, bank balances and other short-term investments

	As of December 31, 2022	As of December 31, 2021
Mutual funds	202,165	126,204
Cash in banks	23,910	78,098
Money market funds	15,881	106,915
Government bonds	2,429	3,796

Total	244,385	315,013

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 (three) months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of December 31, 2022	As of December 31, 2021
Cash, bank balances and other short-term investments	244,385	315,013
Less
Government bonds	(2,429)	(3,796)

Cash and cash equivalents	241,956	311,217

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Equity

20.1 Capital stock

The following chart shows a reconciliation of the movements in the Company’s capital stock for the years ended as of December 31, 2022 and 2021:

	Series A	Series C	Total
Amounts as of December 31, 2020	659,400	—	659,400
Number of shares	87,851,286	2	87,851,288

Reduction of share capital adopted at the Ordinary General Shareholders’ meeting on December 14, 2021	(72,695)	—	(72,695)
Number of shares	—	—	—
Series A shares to be granted in LTIP	1	—	1
Number of shares	778,591	—	778,591

Amounts as of December 31, 2021	586,706	—	586,706
Number of shares	88,629,877	2	88,629,879
Reduction of capital stock adopted at the Board of Directors’ meeting on September 27, 2022	(39,530)	—	(39,530)
Number of shares	—	—	—
Cashless exercises of warrant adopted at Warrant Holders’ meeting on October 4, 2022	—	—	—
Number of shares	2,038,643	—	2,038,643
Share repurchase	(29,304)	—	(29,304)
Number of shares repurchased	(3,234,163)	—	(3,234,163)
Series A shares to be granted in LTIP	1	—	1
Number of shares	972,121	—	972,121

Amounts as of December 31, 2022	517,873	—	517,873
Number of shares	88,406,478	2	88,406,480

On December 14, 2021, the Ordinary General Shareholders’ Meeting approved the reduction of the variable portion of the Company’s capital stock of 72,695, for the absorption of accumulated losses as of September 30, 2021, shown on the Company’s nonconsolidated financial statements. This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.

On September 27, 2022, the Board of Directors Meeting approved the reduction of the variable portion of the Company’s capital stock of 39,530, for the absorption of accumulated losses as of August 31, 2022, shown on the Company’s nonconsolidated financial statements. On December 7, 2022, through Ordinary General Shareholders’ Meeting this transaction was ratified .This transaction did not require the cancellation of Series A shares as they have no nominal value. Likewise, this operation did not generate any tax effect in Mexico.

On October 4, 2022 the meeting of holders of the Warrants issued by the Company (identified with the ticker symbol “VTW408A-EC001” - the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants, by means of which a cashless exercise mechanism was implemented that entitles the holders, to obtain 1 Series A share representative of the capital stock of the Company for each 31 Warrants owned (See Note 17.4.1.1). As a result, a maximum of 3,215,483 shares will become outstanding once all Warrants are converted. Thus, as of December 31, 2022, a total of 2,038,643 Series A shares were issued (For further information see Note 29). They have no nominal value, and the remaining amount was recognized under “Other equity instruments”.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On April 26 and December 7, 2022, through the Extraordinary and Ordinary General Shareholders’ Meeting, the Company’s shareholders approved the creation of a fund to acquire own shares for 23,840 and 25,625 based on the Company’s nonconsolidated financial statements (See Note 20.2). During the year ended as of December 31, 2022 the Company repurchased 3,234,163 Series “A” share for a total amount of 29,304, which, as of the date of issuance of these condensed consolidated financial statements, are held in treasury. As of the date of these interim condensed consolidated financial statements this operation did not generate any tax effect in Mexico.

As of December 31, 2022 and 2021, the Company’s authorized capital includes 40,385,761 and 40,162,362 Series A ordinary shares, respectively, held in Treasury that may be used with warrants and LTIP.

20.2 Legal reserve and share repurchase reserve

Under Mexican Business Associations Law, the Company is required to allocate 5% of net profit for the year to increase the legal reserve until it is equal to 20% of capital based on the Company’s nonconsolidated financial statements.

On April 26, 2022, through the Ordinary and Extraordinary General Shareholders’ Meeting, the Company’s shareholders approved the creation of a fund to acquire own shares for 23,840, and the creation of the legal reserve for 1,255, both based on the Company’s nonconsolidated financial statements.

On December 7, 2022, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 25,625 and the creation of the legal reserve for 1,348, both based on the Company’s nonconsolidated financial statements.

Note 21. Provisions

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Well plugging and abandonment	31,389	28,920
Environmental remediation	279	737

Total noncurrent	31,668	29,657

	As of December 31, 2022	As of December 31, 2021
Current
Environmental remediation	1,542	862
Well plugging and abandonment	1,135	1,876
Contingencies	171	142

Total current	2,848	2,880

Note 22. Salaries and payroll taxes

	As of December 31, 2022	As of December 31, 2021
Current
Provision for bonuses and incentives	17,599	12,102
Salaries and social security contributions	7,521	5,389

Total current	25,120	17,491

Note 23. Other taxes and royalties

	As of December 31, 2022	As of December 31, 2021
Current
Royalties	12,642	9,547
Tax withholdings	7,205	873
Turnover tax	102	—
VAT	10	33
Other	353	919

Total current	20,312	11,372

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 24. Trade and other payables

	As of December 31, 2022	As of December 31, 2021
Noncurrent
Other accounts payables:
Payables to partners of joint operations (1)	—	50,159

Total other noncurrent accounts payable	—	50,159

Total noncurrent	—	50,159

Current
Accounts payable:
Suppliers	196,484	119,255

Total current accounts payables	196,484	119,255

Other accounts payables:
Payables to third parties (2)	23,880	—
Extraordinary fee for Gas IV Plan	488	220
Payables to partners of joint operations (1)	161	19,007

Total other current accounts payables	24,529	19,227

Total current	221,013	138,482

(1)

As of December 31, 2021, including 50,159 and 18,913 in noncurrent and current accounts, respectively, related to the carry agreement, recognized at present value (see Note 1.5 to the annual consolidated financial statements as of December 31, 2021).

(2)	See note 1.2.1.

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Year ended December 31,2022	Year ended December 31,2021	Period from October 1 through December 31, 2022	Period from October 1 through December 31, 2021
Cost of services	(44)	(28)	(9)	(9)
Cost of interest	(458)	(219)	(134)	(75)

Total	(502)	(247)	(143)	(84)

	As of December 31, 2022
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of year	(15,416)	7,594	(7,822)
Items classified as loss or profit
Cost of services	(44)	—	(44)
Cost of interest	(806)	348	(458)
Items classified in other comprehensive income
Actuarial remediation (losses)	(3,911)	(270)	(4,181)
Benefit payments	1,168	(1,168)	—
Payment of contributions	—	254	254

Amounts at end of year	(19,009)	6,758	(12,251)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The fair value of plan assets as of every year end per category, is as follows:

	As of December 31, 2022	As of December 31, 2021
US government bonds	5,703	—
Cash and cash equivalents	1,055	7,594

Total	6,758	7,594

See Note 23 to the Company’s annual consolidated financial statements as of December 31, 2021.

Note 26. Related parties transactions and balances

As of December 31, 2022 and 2021, the Company carries no balances with related parties and relevant transactions other than those included in Note 27 to the annual consolidated financial statements as of December 31, 2021.

Note 2.3 to the Company’s annual consolidated financial statements as of December 31, 2021 and Note 1.2 of these unaudited interim condensed consolidated financial statements provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

Duplicar Plus Project implemented by Oleoductos del Valle SA (“Oldelval”)

On December 21, 2022, the Company, through its subsidiary Vista Argentina, was awarded a crude oil transportation capacity of 5,010 m3/day under the project to extend the current line from Allen to Puerto Rosales implemented by Oldelval (transportation concession holder) for 50,000 m3/day. Thus, the Company undertook to make an upfront investment of 118,000 between 2023 and 2025, to be recovered from the service monthly fee. As of the date of issuance of these financial statements, the Company made disbursements related to this commitment for a total amount of 16,378.

Other than mentioned above, there were no significant changes in commitments and contingencies for year ended December 31, 2022. For a description on the Company’s contingencies and investment commitments related to its oil and gas properties see Notes 29 and 30 to the annual consolidated financial statements as of December 31, 2021.

Note 28. Tax regulations

28.1 Income tax

General Resolution No. 5,248/2022

On August 16, 2022, the Federal Public Revenue Agency (“AFIP”) in Argentina issued General Resolution No. 5,248/2022 whereby it established one-time payment towards income tax.

For taxpayers whose tax assessed as of December 31, 2021, was equal to or higher than ARS 100,000,000 and which calculation base for the advance payments for the following tax period exceeded 0 (zero), the one-time payment towards income tax will amount to 25% of such calculation base. Such amount was paid in three equal and consecutive installments equivalents to 8,300 and computed as payment towards income tax for the year ended as of December 31, 2022.

Law No. 27,701

Law No. 27,701, published in the Official Bulletin on December 1, 2022, set forth the option to defer the tax adjustment for inflation for the first two fiscal years beginning as from January 1, 2022. Thus, a third of such positive adjustment may be distributed to the fiscal year in which the adjustment is assessed and the remaining two thirds, in equal parts, to the two subsequent fiscal years.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

This alternative applies to the companies promoting investments in property, plant and equipment for an amount equal to or higher than ARS 30,000,000 during each of the two fiscal periods subsequent to the computation of the first third. Failing to comply with this requirement will result in the forfeiture of the benefit.

As of December 31, 2022, the Company, through its subsidiary Vista Argentina, applied the option mentioned above.

Other than mentioned above there were no changes in Argentina’s and Mexico’s tax regulations during the year ended December 31, 2022 (see Note 33 to the annual consolidated financial statements as of December 31, 2021).

Note 29. Subsequent events

The Company assessed events subsequent to December 31, 2022, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through February 23, 2023, date in which these financial statements were made available for issue.

•	On January 4, 2023, Vista Argentina paid interest for an amount of 111 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.

•	On January 13, 2023, Vista Argentina paid interest for a total amount of 639 corresponding to loan agreement signed with ConocoPhillips BV.

•	On January 19 and 21, 2023, Vista Argentina paid interest for an amount of 72 corresponding to loan agreement signed with Banco Santander International in January 2021.

•

On January 20, 2023, Vista Argentina paid principal and interest for a total amount of 24,340 corresponding to loan agreement signed with Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA (“Syndicated Loan”).

•

On January 27, 2023, the Company, through its subsidiary Vista Argentina, was awarded a storage and dispatch capacity of 35,644 m3 and 5,944 m3/day, respectively, under the program to extend Puerto Rosales marine terminal and pumping station, in which Oiltanking Ebytem S.A. bidded for a storage and dispatch capacity of 300,000 m3 and 50,000 m3/day, respectively.

Thus, the Company undertook to make an upfront investment of 28,400 between 2023 and 2025, to be recovered from the service monthly fee as from 2026. As of the date of issuance of these financial statements, the Company made no disbursements related to this commitment.

•	On February 22, 2023, Vista Argentina paid interest for a total amount of 167 corresponding to ON III.

•	During January and February 2023, the Company issued 352,965 Serie A shares related to the cashless exercise of Warrants mentioned in Note 17.4.1.1. They have no nominal value.

•

On February 23, 2023, the Company approved the agreement signed by its subsidiary Vista Argentina with Petrolera Aconcagua Energía S.A. (“Aconcagua”) for the operations of the following concessions in the Neuquina Basin, Argentina (the “Transaction”): (i) the Entre Lomas upstream concession, located in the Province of Neuquén; (ii) the Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E. upstream concessions, located in the Province of Río Negro; (iii) the Entre Lomas and Jarilla Quemada gas transportation concession, located in the Province of Río Negro; and (iv) the 25 de Mayo-Medanito SE crude oil transportation concession, located in the Province of Río Negro (the “Concessions”).

The Transaction consist in a two-phased agreement. The first phase will be effective as of March 1, 2023 (the “Effective Date”) and will end no later than February 28, 2027. Under the terms of the Transaction, from the Effective Date:

(i) Aconcagua will become operator of the Concessions;

(ii) Aconcagua will pay to Vista 26,468 in cash (10,000 on February 15, 2023, and 10,734 and 5,734 to be paid in March 2024 and 2025, respectively);

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of December 31, 2022 and 2021 and for the years and for the three-month periods ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(iii) Vista will retain 40% of the crude oil and natural gas reserves and production, and 100% of liquified petroleum gas reserves and production, from the Concessions, until the earliest of (i) February 28, 2027, or (ii) the date when Vista has received a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas (the “Final Closing Date”). Aconcagua will keep 60% of the crude oil and natural gas production from the Concessions;

(iv) Aconcagua will pay 100% of Vista’s share of the capex, opex, and any other costs associated to the operation of the Concessions, including royalties and taxes;

(v) Vista will have the right to purchase up to Aconcagua’s 60% share of the natural gas (net of internal consumption) produced by the Concessions at a price of 1 USD/MMBtu until the Final Closing Date;

(vi) Vista Argentina and Aconcagua will work jointly with the Provinces of Río Negro and Neuquén to negotiate an extension of the exploitation and transportation concession titles governing the Concessions, including an upfront payment and an investment commitment, as per the terms set forth in the applicable regulation in Argentina;

(vii) Vista Argentina will retain the right to explore and develop the Vaca Muerta formation in the Exploitation Concessions and seek to obtain one or more independent and separate unconventional concessions to develop such resources;

(viii) Vista will remain concession title holder until no later than the Final Closing Date, when the Concessions will be transferred to Aconcagua, on an “as is where is basis”, subject to Provincial approvals.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.